UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 8-B

             REGISTRATION OF SECURITIES OF CERTAIN SUCCESSOR ISSUERS

   Filed Pursuant to Section 12(b),12(g) of the Securities Exchange Act of 1934


                             HUGHES RESOURCES, INC.
             (Exact name of Registrant as specified in its charter)


                                 STATE OF NEVADA
          State or other Jurisdiction of incorporation or organization)


                                   84-10034982
                     (I.R.S. Employer Identification Number)


             8283 NORTH HAYDEN ROAD, SUITE 128, SCOTTSDALE, ARIZONA 85258
                      (Address of principal executive offices)




Securities to be registered pursuant to Section 12 (b) of the Act:
Title of each  class  to be so  registered:  Common Stock
Name of each exchange on which each class is to be registered: NASDAQ, Boston Stock Exchange

Securities to be registered pursuant to Section 12 (g) of the Act:
Title of each class to be so registered: Common Stock


Item 1.    General Information

(a)  Articles of Incorporation filed with the State of Nevada on July 7, 1995.

(b)  Hughes Resources, Inc.'s year end fiscal date is October 31.


Item 2.   Transaction of Succession

(a)  Hughes Resources, Inc., a Colorado Corporation.  NASDAQ symbol "HURI"

(b) Hughes Resources, Inc., a Colorado Corporation, pursuant to the Corporation Laws of the State of Colorado, was redomiciled from Colorado to Nevada. The surviving corporation assumed the existing name of Hughes Resources, Inc. The capital structure and consolidated balance sheets of the successor issuer (Hughes Resources, Inc. of Nevada) immediately after succession were substantially the same as those of the single predecessor (Hughes Resources, Inc. of Colorado). Each share of Common and Preferred Stock of the Nevada Company has the same designations, relative rights, privileges, powers and restrictions as the Common and Preferred shares of stock of the same type and designation of the Colorado Company.


Item 3.   Securities to be Registered.

Common Stock

         (1) Presently Authorized:              26,595,744
         (2) Presently Issued and Outstanding:   4,929,891
         (3) Presently Issued and held by or
             for the account of Registrant:            -0-

Preferred Stock

         (1) Presently Authorized:              10,000,000
         (2) Presently Issued and Outstanding:     200,000
         (3) Presently Issued and held by or
             for the account of Registrant:             -0-

Item 4.     Description of Registrant's Securities to Be Registered

Registrant incorporates by reference Part II, Item 5 of its Form 10-K filed for the fiscal year ended October 31, 1994 and Part II, Item 2 of its Form 10-Q filed for the third quarter ended April 30, 1995 in answer to this item.

Item 5.

(a)      Financial Statements.     No financial statements are attached
hereto since the capital structure and balance sheet of the registrant immediately after the succession were substantially the same as those of the predecessor.

(b)      Exhibits.

Exhibit A         Hughes Resources, Inc. Articles of Merger filed
with the Secretary of State of Nevada on July 31, 1995.

(2)      Not Applicable.

(3)      Not Applicable.


SIGNATURE

Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the registrant has duly caused this application for registration (or registration statement) to be signed on its behalf by the undersigned, thereto duly authorized.



                                             HUGHES RESOURCES, INC.


Date: 12/18/95                               /s/ James R. Ray
                                             President and Director